John Hancock Financial Services

U.S. Wealth Management

601 Congress Street

Boston, MA  02210

(617) 663-3241

Fax: (617) 663-2197

E-Mail: dbarr@jhancock.com

Name:     David D. Barr

Title:       Counsel

January 25, 2010

VIA EDGAR

Securities and Exchange Commission

Attention: Brion Thompson

100 F Street, NE

Washington, DC 20549

RE:	John Hancock Equity Trust (the “Trust”), on behalf of: John Hancock Small Cap Fund (the “Fund”) File Nos. 002-92548; 811-04079

Dear Mr. Thompson:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby submits this application for withdrawal of Post-Effective Amendment No. 37 under the Act and Amendment No. 37 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A (the “Amendment”) together with all exhibits filed therewith (Accession No. 0000950123-09-071543). The Amendment was filed with the Securities and Exchange Commission via EDGAR on December 17, 2009 pursuant to Rule 485(a) under the Act. Absent the withdrawal, in accordance with Rule 485(a), the Amendment will become effective on March 1, 2010.

The purpose of the Amendment was to amend the Trust’s Registration Statement to comply with recent amendments to Form N-1A. The Trust is requesting that the Amendment be withdrawn because the Fund reorganized into the John Hancock Small Cap Equity Fund, a series of John Hancock Investment Trust II, on Friday, January 22, 2010. No securities have been issued or sold in connection with the Amendment. The Trust believes that the withdrawal would be consistent with the public interest and the protection of investors. Therefore, the Trust respectfully requests that pursuant to Rule 477 under the Act, the Securities and Exchange Commission consent to this application for withdrawal as soon as possible.

If you have any questions or comments concerning the foregoing, please call me at (617) 663-3241.

Sincerely,

/s/ David D. Barr

David D. Barr, Esq.

Assistant Secretary